August 5, 2005 Russell Mancuso, Esq. Timothy Buchmiller, Esq. Julie Sherman Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-6010	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com JOHN T. McKENNA (650) 843-5059 mckennajt@cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000

Re:	Hoku Scientific, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Registration File No. 333-124423

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc., we are transmitting for filing one copy of Amendment No. 8 to the Registration Statement on Form S-1, File No. 333-124423.

Please do not hesitate to call me at (650) 843-5059 or Timothy Moore at (650) 843-5690, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Dustin M. Shindo, Hoku Scientific, Inc.
Scott B. Paul, Esq., Hoku Scientific, Inc.
Timothy J. Moore, Esq., Cooley Godward LLP
Cheryl M. Perino, Piper Jaffray & Co.
Laird H. Simons, Esq., Fenwick & West LLP
Patrick J. Ford, KPMG LLP